UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

RETAILMENOT, INC.
(Names of Subject Company)

R ACQUISITION SUB, INC.
(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

SERIES 1 COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

76132B106
(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, Texas 78256
(210) 697-8888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

 with a copy to:

Adam O. Emmerich, Esq.
DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$602,167,852.63	$69,791.25

*
Estimate for purposes of calculating the filing fee only.  The transaction valuation was calculated as the sum of (i) 48,304,216 shares of Series 1 common stock, par value $0.001 per share (the “Shares”), of RetailMeNot, Inc. (“RetailMeNot”) issued and outstanding, multiplied by the offer price of $11.60 per share (the “Offer Price”); plus (ii) 4,505,073 Shares subject to issuance in respect of service-based restricted stock units multiplied by the Offer Price; plus (iii) 709,424 Shares subject to issuance in respect of performance-based restricted stock units (assuming applicable performance conditions are satisfied at target performance) multiplied by the Offer Price; plus (iv) 1,834,757 Shares subject to issuance upon exercise of outstanding RetailMeNot service-based stock options with an exercise price below the Offer Price, multiplied by (A) the Offer Price minus (B) $6.81, the weighted-average exercise of such service-based stock options; plus (v) 102,100 Shares subject to issuance upon exercise of outstanding RetailMeNot performance-based stock options with an exercise price below the Offer Price (assuming applicable performance conditions are satisfied at target performance) multiplied by (A) the Offer Price minus (B) $6.63, the weighted-average exercise of such performance-based stock options; plus (vi) 132,615 Shares estimated to be issuable pursuant to the RetailMeNot Employee Stock Purchase Plan prior to the closing of the Offer multiplied by the Offer Price; and (vii) 44,528 RetailMeNot restricted stock units estimated to be granted in April 2017 multiplied by the Offer Price; minus (viii) $30 million, representing a portion of the RetailMeNot equity awards that will not be paid at the closing of the transaction but rather will vest over time in accordance with their existing vesting schedule.

The calculation of the filing fee is based on information provided by RetailMeNot as of April 6, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,791.25	Filing Party:	Harland Clarke Holdings Corp. and R Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 24, 2017
☐		Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑		third-party tender offer subject to Rule 14d-1.
☐		issuer tender offer subject to Rule 13e-4.
☐		going-private transaction subject to Rule 13e-3.
☐		amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:		☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), and R Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on April 24, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of RetailMeNot, Inc., a Delaware corporation, at a price of $11.60 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated April 24, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Item 11 and 12 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below:

“Parent and Purchaser have previously disclosed in connection with the Scarantino Complaint, that an alleged stockholder of RetailmeNot filed a putative class action lawsuit alleging that the Schedule 14D-9 omits to state material information, rendering it false and misleading.  On May 10, 2017, Ashley Boening, alleging herself to be a stockholder of the Company, filed a purported class action complaint in the United States District Court for the District of Delaware against RetailMeNot and its Chief Executive Officer, all members of the RetailMeNot Board, Parent and Purchaser (the “Boening Complaint”), asserting similar claims as set forth in the Scarantino Complaint.  The Boening Complaint and the Scarantino Complaint contain substantially similar allegations. The defendants disagree with the allegations and claims in the Scarantino Complaint and the Boening Complaint, deny the claims in their entirety, and maintain that the Schedule 14D-9 does not omit to state any material information.  Nevertheless, in response to the Scarantino Complaint and the Boening Complaint RetailMeNot made certain supplemental disclosures in Amendment No. 4 to the Schedule 14D-9 filed on May 12, 2017, to address deficiencies in the Schedule 14D-9 alleged in those complaints.  The defendants do not believe that the additional disclosures in Amendment No. 4 to the Schedule 14D-9 are material or required by law, and RetailMeNot provided Amendment No. 4 to the Schedule 14D-9 solely to avoid the costs and burdens of litigation. Additionally, the parties have entered into a memorandum of understanding with respect to the Scarantino Complaint and Boening Complaint, pursuant to which the plaintiffs in those matters agreed to voluntarily dismiss their complaints.

On May 11, 2017, Edward McNally, alleging himself to be a stockholder of RetailMeNot, filed a purported stockholder class action complaint in the United States District Court for the District of Delaware, against RetailMeNot, its Chief Executive Officer and all members of the Board (the “McNally Complaint”).  Mr. McNally also filed a motion for preliminary injunction seeking to enjoin consummation of the Offer until such time as corrective disclosures are made, which motion was subsequently withdrawn. The McNally Complaint generally contains the same allegations as set forth in the earlier-filed Scarantino and Boening Complaints, and seeks, among other things, an order enjoining consummation of the Merger, rescission of the Merger if it has already been consummated or rescissory damages, an accounting by the defendants to the plaintiff and other members of the class for any damages caused by them, and an award of attorneys’ fees, experts’ fees, and expenses. RetailMeNot disagrees with the allegations and claims in the McNally Complaint, denies the claims in their entirety, and maintains that the Schedule 14D-9 does not omit to state any material information.  RetailMeNot further believes that the McNally Complaint is no longer viable in light of the additional disclosures contained in the Amendment No. 4, regardless of whether the Complaint was originally viable or not.

The foregoing summaries of the Boening Complaint and the McNally Complaint do not purport to be complete and are qualified in their entirety by reference to the Boening Complaint and the McNally Complaint, which are filed as Exhibit (a)(5)(B) and Exhibit (a)(5)(C), respectively, to the Schedule TO.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(B)
Complaint filed in the United States District Court for the District of Delaware, captioned Ashley Boening, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc.

(a)(5)(C)
Complaint filed in the United States District Court for the District of Delaware, captioned Edward McNally, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., C. Thomas Ball, Jeffrey M. Crowe, Eric Korman, Jules A. Maltz, Gokul Rajaram, Greg J. Santora, Brian H. Sharples, Tamar Yehoshua and G. Cotter Cunningham.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2017

R ACQUISITION SUB, INC.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	Senior Vice President, General Counsel and Secretary

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 24, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)
Joint Press Release issued by Harland Clarke Holdings Corp. and RetailMeNot, Inc. on April 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 24, 2017.*
(a)(5)(A)
Complaint filed in the United States District Court for the District of Delaware,  captioned Louis Scarantino, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc. (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Schedule 14D-9 of RetailMeNot, Inc. filed with the Securities and Exchange Commission on April 28, 2017).

(a)(5)(B)
Complaint filed in the United States District Court for the District of Delaware, captioned Ashley Boening, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc, Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc. (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 5 to the Schedule 14D-9 of RetailMeNot, Inc. filed with the Securities and Exchange Commission on May 12, 2017).

(a)(5)(C)
Complaint filed in the United States District Court for the District of Delaware, captioned Edward McNally, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., C. Thomas Ball, Jeffrey M. Crowe, Eric Korman, Jules A. Maltz, Gokul Rajaram, Greg J. Santora, Brian H. Sharples, Tamar Yehoshua and G. Cotter Cunningham. (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 5 to the Schedule 14D-9 of RetailMeNot, Inc. filed with the Securities and Exchange Commission on May 12, 2017).

Exhibit No.	Description
(b)(1)
Amended and Restated Commitment Letter, dated as of April 17, 2017, among Credit Suisse Securities AG, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Jefferies Finance LLC and Harland Clarke Holdings Corp.*

(d)(1)
Agreement and Plan of Merger, dated as of April 10, 2017, by and among Harland Clarke Holdings Corp., R Acquisition Sub, Inc. and RetailMeNot, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(d)(2)	Confidentiality Agreement, dated January 10, 2017, between RetailMeNot, Inc. and Valassis Communications, Inc., a wholly owned subsidiary of Harland Clarke Holdings Corp.*
(g)	None.
(h)	None.
* previously filed